Exhibit 99.1

Kinross Gold Corporation 40 King Street West, Scotia Plaza, 52nd Floor Toronto, ON, Canada M5H 3Y2

NEWS RELEASE

Kinross announces unsecured US$450 million credit facility

Toronto, Ontario, November 5, 2009 –Kinross announced today that it has entered into an amended revolving credit facility which includes an increase of available credit to US$450 million, on an unsecured basis, from US$404 million under its previous secured facility.

The new facility will expire in November of 2012.  The term loan for the Paracatu property forms part of the revolving credit facility, and that credit will be available to the Company as the term loan is repaid.  The new credit agreement was led and arranged by Scotia Capital and by Bank of America Merrill Lynch.

Supplementary goodwill filing note

As part of the filing of its financial statements and MD&A for the third quarter ended September 30, 2009, the Company has included a more detailed accounting policy note regarding goodwill impairment (see Note 2 to the September 30th interim financial statements) and related discussion and analysis in the September 30, 2009 interim MD&A, related to the impairment of goodwill for the year ended December 31, 2008.

 About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: (416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: (416) 365-2744
erwyn.naidoo@kinross.com

www.kinross.com

Kinross Gold Corporation 40 King Street West, Scotia Plaza, 52nd Floor Toronto, ON, Canada M5H 3Y2
Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward-looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources and the realization of such estimates, the timing, amount and costs of estimated future production, expected capital expenditures, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation, environmental risks, unanticipated reclamation expenses, title disputes or claims. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements, and those made in the “Risk Factors” section of our most recently filed Annual Information Form and our other filings with the securities regulators of Canada and the U.S.  These factors are not intended to represent a complete list of the factors that could affect Kinross.  Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 2 Kinross announces unsecured credit facility	www.kinross.com